UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 387th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 25, 2020

1.   DATE, TIME AND PLACE: November 25, 2020, at 10:00 am, exceptionally held remotely, due to the COVID-19 pandemic, pursuant to the article 19, paragraph 1 of the Internal Regulations of the Board of Directors and of the Technical and Advisory Committees (“Regulation”) of Telefônica Brasil S.A. (“Company”).

2.   CALL NOTICE AND ATTENDANCE: The call notice was waived, in view of the presence of all members of the Company's Board of Directors, who sign these minutes, as provided for in article 15, paragraph 2 of the Regulation, and therefore having a quorum under the terms of the Bylaws. The General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, was present as Secretary of the Meeting.

3.   PRESIDING BOARD: Eduardo Navarro de Carvalho - Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary of the Meeting.

4.   AGENDA: Deliberate the update of the Company’s Shares Buyback Program approved at the Meeting of Board of Directors of the Company held on July 28, 2020.

5.   DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

5.1. PROGRAM UPDATE: To approve, pursuant to article 15, item XV, of the Company’s Bylaws and for the purposes of the CVM Instruction 567, of September 17, 2015, as a result of the conversion of all preferred shares issued by the Company into common shares approved by the Extraordinary General Meeting and ratified by the Special General Meeting of the Company's Preferred Shareholders, both held on October 1, 2020, the updating of the Program.

To state that, due to the resolution now approved, where previously there was in the Program a reference to the preferred shares issued by the Company, it should be considered as a reference to the common shares issued by the Company.

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TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ/MF n.º 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE 387th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON NOVEMBER 25, 2020

5. CLOSING: Since there was no other business to be transacted, the meeting was closed by the Chairman of the Board of Directors and this minute was transcribed in the proper book. São Paulo, November 25, 2020. (aa) Eduardo Navarro de Carvalho - Chairman of the Board of Directors. Board Members: Ana Theresa Masetti Borsari; Antonio Carlos Valente da Silva; Christian Mauad Gebara; Claudia Maria Costin; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Julio Esteban Linares Lopez; Juan Carlos Ros Brugueras; Luiz Fernando Furlan; Narcís Serra Serra and Sonia Julia Sulzbeck Villalobos. Secretary of the Meeting: Breno Rodrigo Pacheco de Oliveira.

I hereby certify that this is a faithful copy of the minutes of the 387th meeting of the Board of Directors of Telefônica Brasil S.A., held on November 25th, 2020, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira

Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	November 25, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director